EXHIBIT 3.2

AMENDMENT NO. 5 TO BY-LAWS

OF

FTI CONSULTING, INC.

Pursuant to Article XIII, Section 1 of the By-Laws of FTI Consulting, Inc. (the “Corporation”), the By-Laws have been amended as follows:

1.	Article V, Section 1 is deleted in its entirety and replaced with the following:

“SECTION 1. General Provisions. The officers of the Corporation shall be a chief executive officer, chairman of the board of directors, president, one or more vice presidents, a secretary, and treasurer and such other officer positions as the Board of Directors from time to time may consider necessary or advisable and may authorize for the proper conduct of the business of the Corporation. The officers of the Corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of stockholders. The Board of Directors may grant to the chief executive officer, the president and any other officer it shall designate from time to time the authority to appoint members of a class of officer of the Corporation, subject to such conditions, if any, it shall determine. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor is elected and qualifies or until his death, resignation or removal in the manner hereinafter provided. Any two or more officers except president and vice president may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except that of chief executive officer, treasurer and secretary. The election or appointment of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.”

2.	Article V, Section 5 is deleted in its entirety and replaced with the following:

SECTION 5. Chairman and Vice Chairman of the Board of Directors. The chairman of the board of directors shall preside over the meetings of the Board of Directors and of the stockholders at which he shall be present. In the absence of the chairman of the board of directors, the vice chairman of the board of directors shall preside at such meetings at which he shall be present. The chairman of the board of directors and the vice chairman of the board of directors shall perform, respectively, such other duties as may be assigned to him or them by the chief executive officer or the Board of Directors.

The undersigned, being the Secretary of the Corporation, hereby certifies that this Amendment No. 5 to the By-Laws of the Corporation has been duly adopted by the Board of Directors of the Corporation effective as of September 17, 2004.

/s/ Joanne F. Catanese
Joanne F. Catanese, Secretary